Exhibit 21.1

List of Subsidiaries of

Nevro Corp.

Subsidiary	Jurisdiction of Incorporation or Organization
Nevro Medical Sarl	Switzerland
Nevro Medical Limited	United Kingdom
Nevro Medical Pty Ltd.	Australia
Nevro Germany GmbH	Germany